1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 1, 2021

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2021/6/1:	Announcement for the postponed 2021 Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2021

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Company Ltd.

Announcement for the postponed 2021 Annual General Meeting

The Company postponed 2021 Annual General Meeting (“AGM”) to August 20, 2021, according to the resolution of the Board of Directors on June 1, 2021.

Meeting date of AGM: August 20, 2021

Meeting time of AGM: 9:00 a.m.

Meeting venue of AGM: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Banchiao District, New Taipei City 220, Taiwan, R.O.C.)

※Pursuant to the instruction announced by Financial Supervisory Commission, the notice to convene the shareholders’ meeting shall be given to each shareholder by post no later than 15 days prior to the scheduled meeting date.

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